VERIZON DELAWARE INC.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended September 30, 2002
(Dollars in Thousands)
Income before provision for income taxes and extraordinary item	$86,093
Dividends received from equity affiliate	2
Interest expense	6,189
Portion of rent expense representing interest	3,536
Amortization of capitalized interest	327

Earnings, as adjusted	$96,147

Fixed charges:
Interest expense	$6,189
Portion of rent expense representing interest	3,536
Capitalized interest	450

Fixed Charges	$10,175

Ratio of Earnings to Fixed Charges	9.45